| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-71138 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Amended
## ANNUAL REPORTS
## FORM X-17A-5
## PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 07/08/24 (MM/DDAY) AND ENDING 12/31/24 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Park Place Capital Securities Corp.

TYPE OF REGISTRANT (check all applicable boxes):
S Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2728 19th Place South, Suite 140
(No. and Street)

| Homewood | AL | 35209 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Leah Allen | 205-790-7932 | leah.allen@parkplacecapital.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DLHC CPAs Advisors
(Name – if individual, state last, first, and middle name)

| 510 Office Park Drive, Suite 100 | Birmingham | AL | 35223 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 09/10/2013 | 5903 |
|---|---|
| (Date of Registration with PCAQBKif applicable) | (PCAQB Registration Number, If applicable) |

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-S(e)(■)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

**OATH OR AFFIRMATION**

I, Jeffery Barton Singleton, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Park Place Capital Securities Corp., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

LAURA E. MCCURRY
MY COMMISSION EXPIRES 06-13-2028
NOTARY PUBLIC
ALABAMA STATE AT LARGE

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**PARK PLACE CAPITAL SECURITIES CORP.**

**FINANCIAL STATEMENTS**

**FOR THE PERIOD ENDED DECEMBER 31, 2024**

# TABLE OF CONTENTS



**DiPiazza LaRocca Heeter & Co, LLC**
510 Office Park Drive • Suite 100
Birmingham, AL 35223
205.871.9973
www.dlhcpa.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Park Place Capital Securities Corp.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Park Place Capital Securities Corp. as of December 31, 2024, the related statements of operations, changes in stockholders' equity, and cash flows for the period then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial condition of Park Place Capital Securities Corp. as of December 31, 2024, and the results of its operations, changes in stockholders' equity and cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Park Place Capital Securities Corp.'s management. Our responsibility is to express an opinion on Park Place Capital Securities Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Park Place Capital Securities Corp. in accordance with the U.S. federal securities, laws, and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness under Rule 15c 3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Park Place Capital Securities Corp.'s financial statements. The supplemental information is the responsibility of Park Place Capital Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital and Aggregate Indebtedness under Rule 15c 3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

*DiPiazza LaRocca Heeter & Co., LLC*

DiPiazza LaRocca Heeter & Co., LLC
We have served as Park Place Capital Securities Corp.'s auditor since 2024.
Birmingham, Alabama
March 11, 2025, except for Notes 6, 7, and the Supplementary Information, as to which the date is June 18, 2025

## PARK PLACE CAPITAL SECURITIES CORP.
### Statement of Financial Condition
### December 31, 2024

**Assets**

**Current Assets**

| | | |
|---|---|---|
| Cash | $ | 341,101 |
| Prepaid expenses | | 32,498 |
| Income tax receivable | | 21,122 |
| Other assets | | 36,202 |
| Total current assets | | 430,923 |

**Noncurrent Assets**

| | | |
|---|---|---|
| Software purchases | | 117,725 |
| Accum depreciation - software | | (9,811) |
| ROU asset | | 366,633 |
| Total noncurrent assets | | 474,547 |
| Total assets | $ | 905,470 |

**Liabilities and Stockholder's Equity**

**Current Liabilities**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 22,334 |
| Lease query AP clearing | | 3,085 |
| Current portion of lease liability | | 22,280 |
| Total current liabilities | | 47,699 |

**Noncurrent Liabilities**

| | | |
|---|---|---|
| Noncurrent portion of lease liability | | 345,607 |
| Total noncurrent liabilities | | 345,607 |
| Total liabilities | | 393,306 |

**Stockholders' Equity**

| | | |
|---|---|---|
| Common stock | | 600,000 |
| Retained earnings | | (58,088) |
| Net loss | | (29,748) |
| Total stockholders' equity | | 512,164 |
| Total liabilities and stockholders' equity | $ | 905,470 |

See notes to financial statements.

## PARK PLACE CAPITAL SECURITIES CORP.
### Statement of Operations
### For the period of July 8, 2024 through December 31, 2024

| | | |
|---|---|---:|
| **Revenues** | | |
| Repo referral business revenue | $ | 145,808 |
| Total revenues | | 145,808 |
| | | |
| **Expenses** | | |
| Advertising | | 2,132 |
| Other expenses | | 147 |
| Payroll taxes | | 2,427 |
| Professional fees | | 63,068 |
| Regulatory expenses | | 7,250 |
| Rent | | 10,636 |
| Salaries and wages | | 38,115 |
| Employee benefits | | 1,514 |
| Software expense | | 27,208 |
| Software depreciation | | 9,811 |
| Repo referral business expense | | 21,870 |
| Total expenses | | 184,178 |
| | | |
| **Income before provision for income taxes** | | (38,370) |
| | | |
| **Provision for income taxes** | | 8,622 |
| | | |
| **Net income (loss)** | $ | (29,748) |

See notes to financial statements.

3

**PARK PLACE CAPITAL SECURITIES CORP.**
**Statement of Changes in Stockholders' Equity**
**December 31, 2024**

| | Common Stock | | Retained Earnings | | Stockholders' Equity | |
|---|---|---|---|---|---|---|
| Balance at July 7, 2024 | $ | 600,000 | $ | (58,088) | $ | 541,912 |
| Net income (loss) | | - | | (29,748) | | (29,748) |
| Balance at December 31, 2024 | $ | 600,000 | | (87,836) | $ | 512,164 |

See notes to financial statements.

**PARK PLACE CAPITAL SECURITIES CORP.**
**Statement of Cash Flows**
**For the period ended December 31, 2024**

**Cash Flows from Operating Activities**

| | | |
|---|---|---:|
| Net income (loss) | $ | (29,748) |
| | | |
| Adjustments to reconcile net loss to net cash | | |
| used in operating activitites: | | |
| Depreciation expense | | (9,810) |
| Changes in assets and liabilities: | | |
| Prepaid expenses | | 51,826 |
| Income tax receivable | | (8,622) |
| Other assets | | (36,202) |
| Accounts payable and accured expenses | | 16,905 |
| Intercompany payable | | 5,430 |
| Lease query AP clearing | | 3,085 |
| ROU asset | | (366,633) |
| Lease liability | | 367,887 |
| Total adjustments | | 23,866 |
| | | |
| Net cash provided by (used in) operating activities | | (5,882) |

**Cash Flows from Financing Activities**

| | | |
|---|---|---:|
| Software assets | | (107,915) |
| Net cash provided by (used in) financing activities | | (107,915) |
| | | |
| Net increase (decrease) in cash | | (113,797) |

**Cash**

| | | |
|---|---|---:|
| Beginning of year | | 454,898 |
| | | |
| End of year | $ | 341,101 |

See notes to financial statements.

**PARK PLACE CAPITAL SECURITIES CORP.**
**NOTES TO FINANCIAL STATEMENTS**
**For the Period Ended December 31, 2024**

## NOTE 1 – NATURE OF OPERATIONS

Park Place Capital Securities Corp. (the "Company") was incorporated in Delaware on April 13, 2023. The Company is a wholly owned subsidiary of Park Place Capital Corp., a Tennessee Corporation. The Company is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the securities Exchange act of 1934, and accordingly, is exempt from the remaining provisions of the Rule. For the Company's other business activities, it is considered a Non-Covered Firm exempt from 17 C.F.R. 240.15c3-3. The Company does not hold customer funds or securities, carry accounts for customers or carry PAB accounts (as defined in Rule 15c3-3).

The Company earns referral fees from repurchase and reverse repurchase transactions. It is approved to engage in other securities products but has not commenced operations.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of accounting

The financial statements of the Company have been prepared on the accrual basis of accounting which conforms to accounting principles generally accepted in the United States of America (U.S. GAAP).

### Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Segment accounting

The Company operates as a single operating segment. The Chief Operating Decision Maker (CODM) evaluates the Company's financial performance and allocates resources on an entity-wide basis, and the Company does not manage its operations or allocate resources based on differences in products, services, or geographic regions. As such, the Company has determined that it has one reportable segment in accordance with ASC 280, *Segment Reporting*.

### Financial instruments

The Company's statement of financial condition may include the following financial instruments: cash, loans from shareholders, accounts payable, accrued expenses, notes payable and convertible notes payable. The carrying amount of current assets and current liabilities approximate their fair value due to the relatively short period of time between the origination of these instruments and their expected realization. The carrying values of these notes payable and convertible notes payable approximates fair value based on borrowing rates currently available to the Company for instruments with similar terms and remaining maturities.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

### Concentrations of credit risk

The Company maintains cash in bank accounts at high credit quality United States financial institutions. At various times during the period ended December 31, 2024, the Company may have had cash on deposit with financial institutions in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

### Subsequent events

The Company has evaluated subsequent events occurring though the date of the Report of Independent Registered Public Accounting Firm, which is the date the consolidated financial statements were available to be issued.

### Cash and cash equivalents

For purposes of reporting cash flows, the Company considers all liquid instruments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2024.

### Advertising

Advertising costs are expensed as incurred and are included in expenses on the statement of operations. For the year ended December 31, 2024, advertising expenses were $2,132.

### Fair value measurement

FASB ASC 820, *Fair Value Measurements and Disclosures*, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

- Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 – Inputs to the valuation methodology include:
  - quoted prices for similar assets or liabilities in active markets;
  - quoted prices for identical or similar assets or liabilities in inactive markets;
  - inputs other than quoted prices that are observable for the asset or liability;
  - inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair market value measurement.

PARK PLACE CAPITAL SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
For the Period Ended December 31, 2024

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued**

**Fair value measurement (continued)**

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The Company follows the policy of valuing certain financial instruments at fair value. This accounting policy allows entities the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on an instrument-by-instrument basis. The Company has not elected to measure any existing financial instruments at fair value; however, the Company may elect to measure newly acquired financial instruments at fair value in the future.

**Leases**

Beginning January 1, 2022, leases are accounted for in accordance with FASB ASU 2016-02 *Leases (Topic 842)*. Under ASU 2016-02, any arrangement, contract or any changes to either, that convey the right to use an identified asset, obtain substantially all of the economic benefits from the asset or result in the ability to direct the use of the asset qualifies as a lease. Once this determination is made, leases are evaluated for classification as operating or financing leases and a ROU asset and lease liability is recorded.

*Lease liabilities:* A lease liability is measured on the commencement date of the lease and subsequently accounted for based on the present value of its future lease payments using the interest method. The discount rate used in the calculations is the index rate identified in the lease or the implicit rate if it is readily determinable. If these rates cannot be readily determined, the Company's incremental borrowing rate is used on the commencement date.

*ROU assets:* A ROU asset is measured at the commencement date of the lease at the amount of the initially measured liability plus any lease payments made to the lessor before or on the commencement date, minus any lease incentives received, plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is the present value of the remaining lease payments), plus the unamortized balance of initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term. Finance lease ROU assets are amortized on a straight-line basis over the shorter of the lease term or the remaining useful life of the asset.

*Accounting policy for short-term leases.* Under ASU 2016-02, the Company has elected that there will be no ROU assets or lease liabilities recognized for short-term leases that have a term of 12 months or less, but greater than 1 month at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

8

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

**Revenue recognition**

In accordance with FASB Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers, the Company recognizes revenue when a brokered repurchase transaction is completed. The customers of the Company sign repurchase agreements, which state the terms of payment owed as a result of a transaction. For each transaction, revenue is earned and collected, and contract obligations are simultaneously met and therefore no contract assets or liabilities are recognized.

## NOTE 3 – STOCKHOLDERS' EQUITY

The total number of shares of common stock authorized is 10,000, for which there is no par value. As of December 31, 2024, the Company had 1,000 shares of common stock issued and outstanding.

## NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment, net of accumulated depreciation, consist of the following as of December 31, 2024:

| | | |
|---|---:|---:|
| Software | $ | 117,725 |
| Accumulated depreciation | | (9,811) |
| | $ | 107,914 |

Depreciation expense for the period ended December 31, 2024 was $9,811.

## NOTE 5 – LEASES

The Company has one noncancellable lease for office space. The Company began leasing the space in October of 2024 and the lease terminates in December of 2035. Monthly payments began at $2,937 and increase annually at 2.5%. The Company capitalized the ROU asset and lease liability at inception with a net present value of $373,265 using the borrowing rate of 4.22%. As of December 31, 2024, the ROU asset and lease liability had a balance of $366,633 and $367,887, respectively.

## NOTE 5 – LEASES – Continued

The reconciliation of undiscounted cash flows for operating leases to the operating lease liabilities on the statement of financial condition is as follows:

|  |  |  |
|---|---|---:|
| 2025 | $ | 37,248 |
| 2026 | | 38,180 |
| 2027 | | 39,134 |
| 2028 | | 40,113 |
| 2029 | | 41,115 |
| Thereafter | | 267,789 |
| Total | | 463,579 |
| Impact of present value discount | | (95,692) |
| Operating lease liabilities | $ | 367,887 |

Lease expense for the period ended December 31, 2024 was $10,636.

## NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $21,939, which was ($78,061) below its net capital requirement of $100,000. The Company's net capital ratio was 1.22 to 1.

## NOTE 7 – RESTATEMENT

On March 24, 2025, FINRA notified the Firm that the cash held at Renasant Bank is considered funds held at an affiliated bank and as such only has net capital value to the extent that the deposit represents normal day-to-day operating balances. This resulted in $292,488 on deposit at Renasant Bank being treated as a non-allowable asset and placing the firm in net capital violation. On April 7 the Firm transferred $200,000 to a non-affiliated banking institution bringing the firm into capital compliance. On April 29 the Firm made a second transfer of $200,000 to a non-affiliated banking institution further increasing the firm's net capital. The December 31, 2024, financial statements have been restated as a result of this change.

## NOTE 8 – ANNUAL AUDIT REPORT

The audited financial statements of the Company for the most recent audit period are available at the principal office of the Company and will be mailed upon written request pursuant to SEC Rule 17a-5.

## NOTE 9 – SUBORDINATED LIABILITIES

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2024.

**NOTE 10 – RELATED PARTIES**

The Company is a subtenant in a lease of office space described in Note 5. The tenant of the lease, Renasant Bank, is the sole stockholder of Park Place Capital Corporation, Inc., which is the sole stockholder of the Company. See Note 5 for additional detail of the sublease.

The Company earns revenue by brokering transactions for mutual customers of both Park Place Capital Corporation. Inc. and Renasant Bank.

The Company incurs personnel expenses with its sole stockholder and reimburses the stockholder for these expenses as incurred.

**SUPPLEMENTARY INFORMATION**

**PARK PLACE CAPITAL SECURITIES CORP.**
**SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17A-5**
**DECEMBER 31, 2024**

**Computation of Net Capital**

| | | |
|---|---:|---:|
| Member's equity qualified for net capital | $ | 512,164 |
| | | |
| Non-allowable assets: | | |
| Cash - Renasant Bank | | 292,489 |
| Prepaid expenses | | 32,498 |
| Income tax receivable | | 21,122 |
| Other assets | | 36,202 |
| Property and equipment, net | | 107,914 |
| Total non-allowable assets | | 490,225 |
| Net capital | $ | 21,939 |
| | | |
| Aggregate indebtedness: | | |
| Accounts payable and accrued expenses | | 26,673 |
| Total aggregate indebtedness | $ | 26,673 |
| | | |
| Minimum net capital requirement - the greater of $5,000 | | |
| or 6 2/3% of aggregate indebtedness | $ | 100,000 |
| Excess net capital | $ | (78,061) |
| Ratio of aggregate indebtedness to net capital | | 1.22 to 1 |

**Reconciliation of Computation of Net Capital**

The above computation differs from the net capital under Rule 15c3-1 as of December 31, 2024 as filed by Park Place Capital Securities Corp. on Form X-17A-5 as follows:

| | |
|---|---:|
| Net Capital at December 31, 2024 | $ 314,428 |
| Net Capital after adjustment due to Non-Allowable Cash | 21,939 |
| Adjustment due to Non-Allowable Cash | $ 292,489 |

See report of independent registered public accounting firm.

**OTHER INFORMATION**



**DiPiazza LaRocca Heeter & Co, LLC**
510 Office Park Drive • Suite 100
Birmingham, AL 35223
205.871.9973
www.dlhcpa.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Park Place Capital Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Park Place Capital Securities Corp. identified the following provision of 17 C.F.R. §15c3-3(k) under which Park Place Capital Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) Park Place Capital Securities Corp. stated that Park Place Capital Securities Corp. met the identified exemption provision throughout the most recent fiscal year without exception. Park Place Capital Securities Corp.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Park Place Capital Securities Corp.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

The Company is filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; (3) receiving referral fees and the Company (1) did not carry accounts of or for customers; and (2) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of the SEC Release No. 34-70073.

*DiPiazza LaRocca Heeter & Co., LLC*

DiPiazza LaRocca Heeter & Co., LLC
Birmingham, Alabama
June 18, 2025

# Park Place Capital Securities Corp.

**2728 19th Place South, Suie 140 / Homewood, AL, 35209**

**615-828-3290**


**Exemption Report**

Park Place Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; (3) receiving referral fees and the Company (1) did not carry accounts of or for customers; and (2) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Park Place Securities Corp.

I, Jeffery Barton Singleton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Jeffery Barton Singleton

Jeffery Barton Singleton, President

June 18, 2025